Exhibit 99

March 04, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

This is in continuation to our intimation dated December 28, 2023 informing the Exchanges that the Securities and Exchange Board of India (“SEBI”) vide its email dated December 27, 2023 had considered the Settlement Application made by HDFC Bank Limited (“Bank”) dated August 18, 2023 in respect of a show cause notice dated June 19, 2023 (“SCN”), alleging that the Bank permitted a foreign portfolio investor to transact in the Indian securities market, despite being ineligible in terms of the SEBI (Foreign Portfolio Investors) Regulations, 2019 (“FPI Regulations”), thereby violating provisions of Regulation 4(f) of the FPI Regulations.

We wish to further inform you that the Bank has made the payment of the settlement amount of INR 9,18,750/- towards the settlement of this matter, and thereafter, SEBI has issued the settlement order dated February 29, 2024 (“Settlement Order”) which was received on March 01, 2024. In terms of the Settlement Order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary